Exhibit 1
SILICOM LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 1, 2016

Notice is hereby given that an Annual General Meeting (the "Meeting") of Shareholders of Silicom Ltd. (the "Company") will be held at the offices of the Company at 14 Atir Yeda Street, Kfar Sava 4464323, Israel, on Wednesday, June 1, 2016, at 12:00 Israel time.

The Company is an Abroad Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000.

The Meeting is being called for the following purposes:

1.       To consider and act upon a proposal to re-elect Ms. Ayelet Aya Hayak as one of the External Directors of the Company for an additional three year term, commencing on July 1, 2016 and to approve her remuneration as External Director.

2.       To consider and act upon a proposal to re-elect Mr. Ilan Erez as one of the External Directors of the Company for an additional three year term, commencing on July 1, 2016 and to approve his remuneration as External Director.

3.       To consider and act upon a proposal to approve the grant of 13,333 options to purchase ordinary shares of the Company pursuant to the Company's Global Share Incentive Plan (2013) (the "Plan") and in compliance with the Company's compensation policy which was approved by the Company’s shareholders on July 31, 2013 (the "Compensation Policy") and the Compensation Policy Caps (as defined below) to Mr. Avi Eizenman, the Company's Active Chairman of the Board of Directors.

4.       To consider and act upon a proposal to approve the grant of 13,333 options to purchase ordinary shares of the Company pursuant to the Plan and in compliance with the Compensation Policy and the Compensation Policy Caps to Mr. Yeshayahu ('Shaike') Orbach, the Company's President and Chief Executive Officer.

5.       To consider and act upon a proposal to re-approve the Compensation Policy in the form attached hereto as Annex A.

6.       To consider and act upon a proposal to approve a bonus formula for the grant of annual bonuses to Mr. Avi Eizenman, the Company's Active Chairman of the Board of Directors.

7.       To consider and act upon a proposal to approve a bonus formula for the grant of annual bonuses to Mr. Shaike Orbach, the Company President and Chief Executive Officer.

8.       To consider and act upon a proposal to adopt a directors election mechanism (the "Directors Election Mechanism") and a corresponding amendment to the Company's Articles of Association in the form attached hereto as Annex B.

9.       To consider and act upon a proposal re-elect Messrs. Avi Eizenman, Yeshayahu ('Shaike') Orbach and Eli Doron to hold office as directors for an additional term, commencing on the date of the Meeting and, subject to the adoption of the Directors Election Mechanism, to elect Mr. Avi Eizenman to hold office as director for a term commencing on the date of the Meeting until the next Annual General Meeting of Shareholders to be held in the year 2019, and until his successor has been duly elected, to elect Mr. Shaike Orbach to hold office as director for a term commencing on the date of the Meeting until the next Annual General Meeting of Shareholders to be held in the year 2017, and until his successor has been duly elected and to elect Mr. Eli Doron to hold office as director for a term commencing on the date of the Meeting until the next Annual General Meeting of Shareholders to be held in the year 2018, and until his successor has been duly elected.

10.     To consider and act upon a proposal to approve the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for year ending December 31, 2016, and until the next annual general meeting of the shareholders of the Company, and to authorize the Audit Committee of the Board of Directors to fix the compensation of such auditors in accordance with the amount and nature of their services.

11.     To review the Company's Financial Statements and Annual Report for the year ended December 31, 2015, and to transact such other business as may properly come before the Meeting.

Shareholders of record at the close of business on May 11, 2016 will be entitled to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible.

Date: April 26, 2016	By Order of the Board of Directors SILICOM LTD. /s/ Yeshayahu ('Shaike') Orbach Yeshayahu ('Shaike') Orbach Director, President and Chief Executive Officer